Exhibit 99.2

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The preparation of the accompanying consolidated financial statements in accordance with accounting principles generally accepted in Canada with a reconciliation to generally accepted accounting principles in the United States is the responsibility of management. Financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for the integrity and objectivity of the financial statements. Where necessary, the financial statements include estimates, which are based on management’s informed judgments. Management has established systems of internal controls, which are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. It exercises its responsibilities primarily through the Audit Committee, whose members are non-management directors. The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors which has approved the consolidated financial statements.

MEYERS NORRIS PENNY LLP are independent auditors appointed by Canadian Superior Energy Inc.’s shareholders. The auditors have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards established by the Public Company Accounting and Oversight Board (PCAOB) to enable them to express an opinion on the fairness of the presentation of the financial statements in accordance with Canadian generally accepted accounting principles.

Greg S. Noval
President

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Canadian Superior Energy Inc. as at December 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended December 31, 2004 and 2003 were audited by other auditors, who expressed an opinion without reservation on these statements in their reports dated March 31, 2005 and May 10, 2004.

CALGARY, CANADA	MEYERS NORRIS PENNY LLP

March 10, 2006	INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

CONSOLIDATED BALANCE SHEETS DECEMBER 31

Thousands of Canadian dollars	2005	2004
Assets
Current Assets
Cash and short-term investments	$11,798	$1,725
Accounts receivable	8,968	5,808
Prepaid expenses	774	593
	21,540	8,126
Nova Scotia offshore term deposits (Note 4 and 12)	14,421	14,169
Petroleum and natural gas properties (Note 5)	150,384	128,716
	$186,345	$151,011
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15,754	$10,756
Revolving production loan (Note 6)	12,851	10,750
	28,605	21,506
Asset retirement obligation (Note 7)	8,302	7,177
Future income taxes (Note 8)	8,638	8,778
	45,545	37,461
Shareholders’ equity
Share Capital (Note 9)	135,815	114,626
Contributed surplus (Note 9)	6,391	3,386
Deficit	(1,406)	(4,462)
	140,800	113,550

Contingencies and commitments (Note 12)
Subsequent events (Note 13)
	$186,345	$151,011

See accompanying notes to the consolidated financial statements

Approved by the Board

	Greg S. Noval	Leigh Bilton

	Director	Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEARS ENDED DECEMBER 31

(Thousands of Canadian dollars except per share amounts)	2005	2004	2003
			Restated (Note 2)
Revenue
Oil and gas	$55,223	$39,299	$32,313
Transportation	(678)	(615)	(695)
Royalties net of royalty tax credit	(9,716)	(5,805)	(6,050)
	44,829	32,879	25,568
Expenses
Production and operating	7,239	7,151	5,992
General and administration (Note 5)	5,398	4,614	4,849
Interest	1,015	1,104	1,456
Depletion, amortization and accretion	23,539	22,177	14,291
Stock based compensation	3,657	2,612	771
	40,848	37,658	27,359
Income (loss) from operations	3,981	(4,779)	(1,791)
Other income (expense) (Note 12)	(715)	493	364
Income (loss) before income taxes	3,266	(4,286)	(1,427)
Income taxes (reduction)
Capital	129	261	288
Future income tax (reduction) (Note 8)	81	(1,523)	(763)
	210	(1,262)	(475)
Net Income (loss)	3,056	(3,024)	(952)

Deficit, beginning of year, as previously reported	(4,462)	(312)	(17,057)
Accounting changes (Note 2)	—	(1,126)	(486)
Deficit, beginning of year, as restated	(4,462)	(1,438)	(17,543)
Reduction in stated capital (Note 9(f))	—	—	17,057
Deficit, end of year	$(1,406)	$(4,462)	(1,438)
Income (loss) per share (Note 9(i))	$0.03	$(0.03)	$(0.01)
Diluted income (loss) per share (Note 9(i))	$0.03	$(0.03)	$(0.01)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31

(Thousands of Canadian dollars)	2005	2004	2003
			Restated (Note 2)
Cash provided by (used in):
Operating activities
Net Income (loss)	$3,056	$(3,024)	$(952)
Charges or credits to income not involving cash
Depletion, depreciation and accretion	23,539	22,177	14,291
Stock based compensation	3,657	2,612	771
Future income tax (reduction)	81	(1,523)	(763)
Funds from operations	30,333	20,242	13,347
Change in non-cash working capital (Note 3)	11	(2,541)	5,108
	30,344	17,701	18,455
Financing activities
Issue of shares	20,316	12,673	74,195
Redemption (Issue) of Nova Scotia offshore term and security deposits, net (Note 3)	(252)	9,670	(11,807)
Increase (repayment) of revolving production loan	2,101	(1,800)	7,400
	22,165	20,543	69,788
Investing activities
Acquisition of oil and gas assets	—	(1,070)	(54,160)
Exploration and development expenditures	(44,083)	(41,151)	(29,835)
Change in non-cash working capital (Note 3)	1,647	(3,626)	5,080
	(42,436)	(45,847)	(78,915)
Increase (decrease) in cash and short term investments	10,073	(7,603)	9,328
Cash and short term investments, beginning of year	1,725	9,328	—
Cash and short term investments, end of year	$11,798	$1,725	$9,328

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2005 AND 2004

(Tabular amounts in thousands except per share amounts)

Note 1  Accounting Policies

a)           Principles of consolidation - The consolidated financial statements include the accounts of the Corporation and the accounts of its wholly-owned subsidiaries.

b)          Cash and short-term investments - Cash and short-term investments consist of balances with banks and investments in highly liquid short-term deposits with a maturity date of less than ninety days.

c)           Depletion and Amortization – Canadian Superior Energy Inc. is engaged in the acquisition, exploration, development and production of oil and gas principally in Canada. The Corporation follows the full-cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on nonproducing properties, costs of drilling both productive and nonproductive wells, costs of production equipment and overhead charges related to acquisition, exploration and development activities.

The costs are amortized using the unit-of-production method based upon the estimated proved oil and gas reserves, before royalties, as determined by the Corporation’s independent engineers. Oil and gas reserves and production are converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

The Corporation performs a ceiling test in a two-stage test performed at least annually:

i)        Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties exceeds the estimated future cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs.

ii)     If impairment is indicated by applying the calculations described in i) above, the Corporation will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties to the estimated future cash flows from the proved and probable oil and gas reserves, discounted at the Corporation’s credit-adjusted risk-free rate of interest, using forecast prices and costs. Any impairment is included in earnings for the year.

Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Amortization of other equipment is provided on a diminishing balance basis at rates ranging from 20% to 100% per annum. Gains and losses from disposals are included in income.

d)          Joint Ventures - The Corporation’s exploration and development activities related to oil and gas are conducted jointly with others, which may include related parties (See: Note 10, Below). The accounts reflect only the Corporation’s proportionate interest in such activities.

e)           Income Taxes - The Corporation follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

f)             Revenue recognition - Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

g)          Flow-through shares - The Corporation, from time to time, issues flow-through shares to finance a portion of its oil and gas exploration activities. The exploration and development expenditures funded by flow-through shares are renounced to subscribers in accordance with the Income Tax Act (Canada). The estimated value of the tax pools foregone is reflected as a reduction in share capital with a corresponding increase in the future income tax liability at the time the related expenditures are renounced.

h)          Measurement Uncertainty - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Corporation’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The amounts recorded for depletion and depreciation of petroleum and natural gas properties and the provision for asset retirement obligation are based on estimates. The ceiling test is based on estimates of proven reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates, in future periods, could be significant.

i)              Per Share Amounts – The Corporation follows the treasury stock method for the computation of diluted per share amounts. This method assumes the proceeds from the exercise of dilutive options and warrants are used to purchase common shares at the weighted average market price during the period.

j)                 Foreign Currency Translation - Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Gains and losses on translation or settlement are included in the determination of net income for the current period.

k)              Recent Accounting Pronouncements - In January 2005, the Canadian Institute of Chartered Accountants issued new recommendations for the recognition and measurement of financial instruments, and amendments to the existing presentation and disclosure standards, effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2006. Section 3855 Financial Instruments – Recognition and Measurement establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3861 Financial Instruments – Presentation and Disclosure discusses the presentation and disclosure of these items. The application of hedge accounting is covered in Section 3865 Hedges. Section 1530 Comprehensive Income establishes standards for reporting and displaying certain gains and losses, such as unrealized gains and losses related to hedges or other derivative instruments, outside of net income, in a statement of comprehensive income. Section 3251 Equity establishes standards for the presentation of equity and changes in equity, including changes arising from those items recorded in comprehensive income. There have also been numerous consequential amendments made to other Sections. Transitional provisions are complex and vary based on the type of financial instruments under consideration. Therefore, the Corporation has not yet determined the effect of these new standards on its consolidated financial statements.

Note 2 - Changes in Accounting Policies

a)              Stock Based Compensation and other Stock Based Payments

Effective January 1, 2004, the Corporation retroactively adopted the new Canadian standard for “Stock Based Compensation”. This standard requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. Per the transitional provisions, adoption requires that compensation expense be calculated and recorded in the statement of operations for options and warrants issued on or after January 1, 2003.

b)              Asset Retirement Obligations

Effective January 1, 2004 the Corporation retroactively adopted the new Canadian standard for “Asset Retirement Obligations”. This standard requires the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets to be recorded in the period the asset is put to use, with the corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to asset retirement accretion which is included in depletion, amortization and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation and amortization of the underlying assets. Revisions to the estimated timing of cash flows or to the original estimated undiscounted costs could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded. Prior to January 1, 2004, the Corporation provided for future site restoration and abandonment costs over the life of the proved reserves on a unit-of-production basis.

c)              Hedging relationships

The Corporation has implemented new Canadian accounting guidelines for hedging relationships, which addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also established conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual accounting for position hedges with derivatives.

d)              Impact of  policy changes on 2003 Financial Statements

The adoption of the new accounting policies for stock based compensation and asset retirement obligations has been applied retroactively with the following impact on the 2003 comparative figures:

Balance Sheet - debit (credit)
Petroleum and natural gas properties	$4,797
Asset Retirement Obligation	(5,979)
Provision for Future Site Restoration	1,634
Future Income Taxes	(174)
Contributed Surplus	(1,404)
Deficit, end of year	1,126
Deficit, beginning of year	486

Statement of operations - debit (credit)
Depletion, amortization and accretion	$1,027
Future site restoration	(1,223)
Stock based compensation	771
Future income tax reduction	65
Decrease in net income	$640
Loss per share - basic and diluted	$(0.01)

e)              Adjust 2004 and 2003 earnings to reflect transportation charges

The Corporation has implemented new Canadian accounting standard relating to the presentation of transportation costs. In prior years it was Canadian industry practice to net these costs out of revenues. The Corporation has restated revenues for the current and prior years to reflect this change. Transportation costs were $0.6 million in 2004 ($0.7 million in 2003). This change has no impact on net income or cash flow.

Note 3 - Changes in Non-Cash Working Capital and other Cash Flow Information

	2005 Change	2004 Change	2003 Change
Accounts Receivable	$(3,160)	$(2,268)	$714
Nova Scotia offshore drilling security deposit	—	10,000	(10,000)
Prepaid expenses	(181)	(25)	1,156
Accounts payable	4,999	(3,874)	8,318
Change in non-cash working capital	$1,658	$3,833	$188
Related to:
Operating activity	$11	$(2,541)	$5,108
Financing activity	—	10,000	(10,000)
Investing activity	1,647	(3,626)	5,080
Change in non-cash working capital	$1,658	$3,833	$188

Other Cash Flow Information
Interest paid	$854	$1,104	$1,456
Taxes paid	$143	$271	$76

Note 4 – Nova Scotia Offshore Term Deposits

Under the terms of the licenses referred to in Note 12(a), the Corporation has assigned term deposits totaling $14,421,000 (2004 - $14,169,000). Accordingly, this amount has been classified as a noncurrent asset. To the extent that the expenditures are not incurred within the period allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.

Note 5 – Petroleum and Natural Gas Properties

	Cost	Accumulated Depletion and Amortization	Net
2005
Petroleum and natural gas properties- Canada	$202,408	$67,418	$134,990
Petroleum and natural gas properties- Trinidad	15,394	—	15,394
Total	$217,802	$67,418	$150,384
2004
Petroleum and natural gas properties- Canada	$170,466	$44,441	$126,025
Petroleum and natural gas properties- Trinidad	2,691	—	2,691
Total	$173,157	$44,441	$128,716

Future development costs related to proven reserves of $7,146,000 (2004 - $3,647,000) have been included in the depletion base calculation at December 31, 2005.

At December 31, 2005, the Corporation has excluded $42,777,000 (2004 - $28,746,000) of oil and gas properties relating to unproved properties from costs subject to depletion, including $15.4 million relating to its interests in Trinidad and Tobago. General and administrative expenses totaling $5,937,000 (2004 - $4,445,000, 2003 – $4,063,000), of which $965,000 (2004 - $767,000, 2003 – $390,000) pertained to the Nova Scotia project, that were directly related to exploration and development activities, have been capitalized for the year ended December 31, 2005.

The benchmark prices, on which the ceiling test is based, are as follows:

	WTI Crude Oil	Exchange Rate	Edmonton Light Crude	AECO Natural Gas
Year	US$/bbl	US$/CDN$	CDN$/bbl	CDN$/mmbtu
2006	57.00	0.85	66.25	10.60
2007	55.00	0.85	64.00	9.25
2008	51.00	0.85	59.25	8.00
2009	48.00	0.85	55.75	7.50
2010	46.50	0.85	54.00	7.20
2011	45.00	0.85	52.25	6.90

Benchmark prices increase at a rate of 2.0% per year for both oil and natural gas after 2011. Adjustments were made to the benchmark prices above, for purposes of the ceiling test, to reflect forward contracts the Corporation has in place, varied delivery points and quality differentials in the products delivered. For the years ended December 31, 2005 and 2004, no ceiling test write-down was required.

Note 6 – Revolving Production Loan

At December 31, 2005 the Corporation had a demand revolving production loan facility (the “facility”) with a Canadian chartered bank of $25,000,000 of which it had drawn $12,851,000. The facility bears interest at prime plus 1.0%. The facility is secured by a $100 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires April 30, 2006 unless extended.

Note 7 – Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

As at December 31 ($000’s)	2005	2004
Asset Retirement Obligation, beginning of year	$7,177	$5,979
Liabilities Incurred	563	900
Accretion expense	562	456
Technical revision	—	(158)
Asset Retirement Obligation, end of year	$8,302	$7,177

The technical revision in 2004 was the result of adjusting the credit adjusted risk free rate to 8.5% for wells drilled in 2004 from 7.0% used in 2003 and prior. The Corporation estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation is approximately $15,746,000 (2004 – 14,197,000) which will be incurred between 2016 and 2018.

Note 8  Income Taxes

 The net future income tax liability is comprised of:

a)              Summary of temporary differences giving rise to future income tax liability:

	2005	2004
Future Tax Liabilities
Oil and gas assets in excess of tax balances	$12,756	$12,628
Future Tax Assets
Share Issue Costs	(1,327)	(1,437)
Asset Retirement Obligation	(2,791)	(2,413)
	(4,118)	(3,850)
Net future income tax liability	$8,638	$8,778

b)             Reconciliation of income taxes calculated at the Canadian statutory rate of 37.6% (2004 – 38.6%) with actual income taxes:

	2005	2004	2003
			Restated (Note 2)
Income (loss) before income taxes	$3,266	$(4,286)	$(1,427)
Combined federal and provincial income tax rate	37.6%	38.6%	40.6%
Computed income tax expense (reduction)	$1,228	$(1,654)	$(579)
Increase (decrease) resulting from:
Non deductible Crown Royalties, net	1,863	1,224	1,755
Resource Allowance	(2,168)	(1,397)	(1,474)
Stock based compensation	1,376	1,008	313
Tax reassessments	(2,313)	—	—
Tax adjustment from rate change and other	95	(704)	(778)
	$81	$(1,523)	$(763)

During 2005, Canada Revenue Agency completed a review of certain of the Corporations tax filings for the years 2000 to 2002. As a result of these reviews, the Corporation’s tax pools increased resulting in a future income tax recovery of approximately $2.3 million.

Note 9  Share Capital

a)              Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

b)             Voting common shares issued:

	December 31, 2005		December 31, 2004
	Number	Amount	Number	Amount
Balance, beginning of year	109,806	$114,626	96,101	$80,095
Issued for cash on special warrants	5,500	10,835	7,543	22,834
Issued upon exercise of stock options	852	1,044	1,299	1,462
Issued for cash on flow-through shares	2,977	8,929	1,377	3,443
Issue costs, net of future tax reduction of $221	—	(436)	—	—
Issued upon exercise of $2.00 purchase warrants	—	—	3,002	6,004
Issued upon exercise of $3.20 purchase warrants	—	—	484	1,549
Tax benefits renounced on flow-through shares	—	—	—	(1,188)
Issue costs, net of future tax reduction of $106	—	—	—	(203)
Value of stock compensation for exercised options	—	652	—	630
Balance, end of year	119,135	$135,650	109,806	$114,626

c)              Special warrants issued:

	Number	Amount	Number	Amount
Balance, beginning of year	—	$—	7,368	$22,309
Special warrants issued for cash (i)	5,500	11,000	—	—
Special warrants issued for cash (ii)	—	—	175	525
Converted upon issuance of common shares	(5,500)	(11,000)	(7,543)	(22,834)
Balance, end of year	—	$—	—	$—

d)             Purchase warrants issued:

	Number	Amount	Number	Amount
Balance, beginning of year	—	$—	—	$—
Issued August 30, 2005 (iv)	2,750	165	—	—
Issued February 6, 2004 (iii)	—	—	2,467	—
Exercised	—	—	(484)	—
Expired	—	—	(1,983)	—
Balance, end of year	2,750	$165	—	$—
Share Capital, end of year		$135,815		$114,626

e) Special Warrants

(i) On August 30, 2005 the Corporation filed a short form prospectus qualifying the distribution of 5,500,000 common shares and 2,750,000 common share purchase warrants upon the exercise of the 5,500,000 special warrants issued on July 5th, 6th and 12th, 2005. (ii) On February 6, 2004 the Corporation filed a short form prospectus qualifying the distribution of 7,400,180 common shares and 2,466,726 common share purchase warrants upon the exercise of the 7,225,180 special warrants issued on December 16th and 24th, 2003 (as above) and an additional 175,000 special warrants issued on January 12, 2004 and 142,857 flow-through common shares upon the exercise of 142,857 flow through special warrants issued on December 31, 2003..

f) Purchase Warrants

(iii)       As described in Note 9(e) in February 2004, the Corporation filed a short form prospectus qualifying the distribution of 2,466,726 common share purchase warrants.

(iv)      As described in Note 9(e) in August 2005, the Corporation filed a short form prospectus qualifying the distribution of 2,750,000 common share purchase warrants which will expire on June 30, 2006.

e)              Stock options:

The Corporation has a stock option plan for its directors, officers, employees and key consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date with options vesting either on the grant date or in equal increments over a three year period. An option’s maximum term is ten years.

	2005		2004
	Number of Options	Weighted Average price	Number of Options	Weighted Average price
Balance, beginning of year	7,371	$1.66	5,133	$1.29
Forfeited	(613)	1.82	(2,170)	1.57
Exercised	(852)	1.22	(1,299)	1.13
Prior period option reinstatement	200	0.80	0	0.00
Granted	3,382	2.11	5,707	1.85
Balance, end of year	9,488	$1.83	7,371	$1.66

The following table summarizes information about the stock options outstanding at December 31, 2005:

Options Outstanding			Options Exercisable
Exercise Price	Number of options	Weighted Average of Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.80-1.00	655	4.28	$0.82	655	$0.82
1.01-1.50	1,145	6.89	1.30	985	1.29
1.51-2.00	4,811	8.63	1.79	2,209	1.75
2.00-3.00	2,877	9.00	2.35	1,984	2.40
$0.80-3.00	9,488	8.32	$1.83	5,833	$1.79

The following table summarizes information about the stock options outstanding at December 31, 2004:

Options Outstanding			Options Exercisable
Exercise Price	Number of options	Weighted Average of Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.80-1.00	762	4.32	$0.82	762	$0.82
1.01-1.50	1,533	7.73	1.29	1,041	1.27
1.51-2.00	3,854	9.17	1.73	1,048	1.79
2.00-3.00	1,222	8.82	2.45	446	2.69
$0.80-3.00	7,371	8.35	$1.66	3,297	$1.52

A modified Black-Scholes option pricing model, with the following weighted average assumptions, was used to estimate the fair value of options on the date of the grant, for the inclusion as stock based compensation expense:

	2005	2004

Risk free interest rate (%)	4.0	4.0

Expected lives (years)	10.0	10.0

Expected volatility (%)	57.0	93.9

Dividend per share	0.00	0.00

The grant date weighted average fair value of options issued during 2005 was $1.08 (2004: $1.31) per option.

The impact of stock based compensation on Contributed Surplus is:

Contributed Surplus	2005	2004
Opening Balance	$3,386	$1,404
Additions from issuance of stock options	3,657	2,612
Reduction from exercise of stock options	(652)	(630)
Closing balance	$6,391	$3,386

g)         On June 27, 2003, at the Corporation’s Annual Meeting of Shareholders, a special resolution was approved authorizing a reduction in the stated capital account for the common shares of the Corporation of $17,057,000, being the Corporation’s deficit as at December 31, 2002.

h)         During the year ended December 31, 2005, the Corporation entered into flow-through share agreements to issue 2,976,400 common shares for cash consideration of $8,929,200 and to renounce $8,929,200 of qualified expenditures.

i)                During the year ended December 31, 2004, the Corporation entered into flow-through share agreements to issue 1,377,000 common shares for cash consideration of $3,442,500 and to renounce $3,442,500 of qualified expenditures.

j)             Per share amounts for Loss per share were calculated using the weighted average number of common shares outstanding of 112,170,000 for 2005 and 106,465,000 for 2004 and 85,082,000 for 2003. In calculating the diluted earnings per share amounts for 2005, 2,109,252 shares were required to be added to the weighted average number of common shares outstanding.

Note 10  Related Party Transactions

a)                                      During the year ended December 31, 2005, the Corporation paid $691,000 (2004 - $628,000, 2003 - $912,000) for oilfield equipment rentals to a company controlled by a director, for oilfield construction to a company controlled by a director and for aircraft rentals to a company controlled by an officer and director of the Corporation. During the year, the Corporation paid nil (2004 - $107,000, 2003 – nil) to a Company controlled by an officer and director of the Corporation for consulting services.

b)                                     In November 2004, the Corporation entered into a participation agreements in the normal course of operations with a Company controlled by an officer and director of the Corporation in respect of the Corporation’s offshore Nova Scotia and offshore Trinidad and Tobago prospects. Pursuant to the 2004 agreements, the Company had the right to participate on a promoted basis for 16 2/3% of Canadian Superior’s costs of the East Coast wells (this was subsequently increased to 33 1/3%) and the related party Company has the right to participate on a promoted basis for 33 1/3% of Canadian Superior’s costs of certain earning wells in Trinidad.

The transactions were in the normal course of operations and agreed to by the related Company and the Corporation based on extensive negotiations and Board approval and approval by the Corporation with legal counsel involved and accordingly had been measured at the exchange amount...

Note 11  Risk Management

The carrying values of financial assets and liabilities approximate their fair value due to their short periods to maturity, or the market interest rate on the revolving production loan.

A substantial portion of the Corporation’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Corporation’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.

The Corporation is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. The Corporation is exposed to a floating interest rate on its revolving production loan.

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

At December 31, 2005, the Corporation had the following contracts in place:

Contract	Volume	Price	Term

Natural Gas

Fixed Price	1,000 gj per day	$10.08/gj (Aeco)	January 1 – March 31, 2006

At December 31, 2005, the estimated fair value of the above financial instruments indicates an unrealized gain of $23,140.

During 2005, the Corporation’s hedging activities resulted in a loss of $22,696 (2004: $496,000; and an income of $269,000 in 2003) which was recorded as a decrease (increase in 2003) in oil and gas revenues during the period.

Note 12  Contingencies and Commitments

a)             Nova Scotia:  During 2000, 2001 and 2003, the Corporation acquired six exploration licenses from the Canada-Nova Scotia Offshore Petroleum Board. These licenses are for a period of nine years in total, subject to certain requirements being met during the first five years. As a condition of the licenses, the Corporation is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures. The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security deposit in an amount of $250,000. At December 31, 2005, as a result of the Corporation having made certain expenditures, the Corporation had fulfilled its work expenditures on two of the six exploration licenses. The remaining four exploration licenses are currently owned 100 percent by the Corporation and have aggregate work expenditure outstanding of $57,684,000, and as such the Corporation has $14,421,000 in term deposits assigned to the Canada – Nova Scotia Offshore Petroleum Board.

b)            Trinidad and Tobago: The Corporation is committed to drill 3 exploration wells on its “Intrepid” Block 5(c) under its Block 5(c) Production Sharing Contract (“PSC”) with the Government of Trinidad and Tobago, funded in part a related party (See: Note 10, above) participating on a promoted basis, paying 1/3 of Canadian Superior’s block 5(c) exploration program to obtain 25% of Canadian Superior’s net revenue share of these prospects. Also, once approved by the Government of Trinidad and Tobago, the Corporation has an exploration drilling commitment to drill 2 wells on the “Mayaro/Guayaguayare” blocks from a joint venture with the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”).

c)             Flow-through Expenditures:  At December 31, 2005, the Corporation had yet to incur approximately $8.9 million of Canadian exploration expenses in relation to flow through shares issued. These expenses must be incurred by December 31, 2006.

d)            Litigation and Claims:  The Corporation is involved in various claims and litigation arising in the ordinary course of business. In the opinion of Canadian Superior the various claims and litigations arising therefrom are not expected to have a material adverse effect on the Corporation’s financial position. The Corporation maintains insurance, which in the opinion of the Corporation, is in place to address unforeseen claims.

During 2004, a number of class action proceedings were initiated against Canadian Superior and certain of its directors and officers in the United States District Court, Southern District of New York, in the Ontario Superior Court of Justice and the Quebec Superior Court by plaintiffs alleging to have purchased securities of the Corporation and they allege that they suffered extensive damages resulting from statements and actions taken by the Corporation and of it Officers and Directors of Canadian Superior regarding the Corporation’s Mariner I-85 exploration well drilled offshore Nova Scotia. On June 8, 2005, Canadian Superior and its insurers reached an agreement with no admission of liability by all parties to settle all securities class action litigation pending in the United States against the Corporation, and on September 6, 2005, a similar settlement was reached in Canada. The settlement for the two actions totaled $3.2 million U.S. and $2.15 million Canadian respectively, and was covered by the Corporation’s insurance.

As at December 31, 2005, the Corporation accrued $1,012,000 (inclusive of legal costs) as a one time charge to recognize the settlement of a former employee’s alleged compensation claims, which was settled subsequent to year end. This amount has been included as an expense in other income (expense) in the statement of operations.

e)             Prospect Commitment Fee:  During 2002, the Corporation received a $10 million prospect commitment fee related to its “Marquis” Prospect Offshore Nova Scotia. In the event that any natural gas or other hydrocarbons in commercial quantities are produced from a well on the “Marquis” Prospect, the Corporation will be obligated to repay the amount in 12 quarterly installments following commencement of commercial production.

f)               Lease Obligations:  The Corporation has entered into agreements to lease premises and equipment requiring future minimum payments totaling $3,370,000. Minimum annual payments during the next five fiscal years are as follows:

2006	$1,197,000

2007	$1,019,000

2008	$888,000

2009	$237,000

2010	$28,000

Note 13  Subsequent Events

a)        On December 6, 2005 the Corporation secured a US$15 million equity commitment, On February 1, 2006, the Corporation completed this financing in the form of a private placement in the amount of US $15,000,000 by way of the issuance of Units consisting of ten 5% US Cumulative Redeemable Convertible Preferred Shares (the “Preferred Shares”) and 80 Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US $2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction subject to certain events. 10,000 Units, each consisting of 10 US $100 Preferred Shares, along with 800,000 Common Share Purchase Warrants are being issued to West Coast Asset Management, Inc.. The Warrants comprising part of the Units are exercisable for a period of thirty (36) months from the date of issue at an exercise price of US $3.00 per Common Share.

b)       Also in December 2005, the Corporation secured an equity financing commitment of $2.4 million, and on February 9, 2006 the Corporation completed this financing in the form of a private placement of 1,000,000 Units at a price of $2.40 per Unit for gross proceeds of $2,400,000. Each Unit consists of one Common Share and one-half of one Common Share Purchase Warrant. The Warrants comprising part of the Units are exercisable until December 31, 2006 at an exercise price of $2.80 per Common Share.

c)              Subsequent to year end, the Corporation settled an outstanding lawsuit (see Note 12c).

Note 14  Comparative Figures

Certain comparative figures have been reclassified to conform with current year presentation.

Note 15  Reconciliation with United States Generally Accepted Accounting Principals

The Corporation follows Canadian generally accepted accounting principles (Canadian GAAP) which differs in some respects from generally accepted accounting principles in the United States (U.S. GAAP). Significant differences in accounting principles that impact the Corporation’s financial statements are described below:

(Tabular amounts in thousands of Canadian dollars except per share amounts)

	2005	2004	2003
Net income (loss) in accordance with Canadian GAAP, as reported	$3,056	$(3,024)	$(952)
Flow Through Shares (a)
Income Taxes	(1,283)	(417)	(3,757)
Property Acquisitions (b)
Depletion, amortization and accretion expense	452	599	525
Income taxes	(152)	(206)	(189)

Ceiling Test (c)
Write down of petroleum and natural gas properties	—	(10,000)	(34,100)
Income Taxes	—	1,439	12,089
Depletion, amortization and accretion expense	5,181	4,853	(770)
Income Taxes	(1,742)	(1,675)	277
Stock based compensation (d)	3,657	2,612	771
Change in valuation allowance	1,754	—	—
Net loss before cumulative effect of change in accounting policy	10,923	(5,819)	(26,106)
Cumulative effect of change in accounting policy, net of tax (e)	0	0	147
Net income (loss) in accordance with U.S. GAAP	$10,923	$(5,819)	$(25,959)
Net income (loss) per share in accordance with U.S. GAAP
Basic	$0.10	$(0.05)	$(0.31)
Diluted	$0.10	$(0.05)	$(0.31)

Years ended December 31, 2005 and 2004

The application of U.S. GAAP results in the following differences to the following balance sheet items:

	2005		2004
	Canadian	United States	Canadian	United States
Petroleum and natural gas properties	$150,384	$119,033	$128,716	$91,732
Future income tax liability	8,638	—	8,778	—
Share capital (e)	135,815	177,304	114,626	155,485
Contributed Surplus (f)	6,391	—	3,386	—
Retained Earnings (deficit)	1,406	(59,218)	(4,462)	(70,141)

(a)          Flow Through Shares

The Corporation finances a portion of its activities with flow through share issues whereby the tax deductions are renounced to the share subscribers. The tax cost of the deductions renounced to shareholders is reflected as an increase in the future income tax liability and a reduction in the stated value of the shares. Under U.S. GAAP, share capital for flow through shares issued after 1998 is stated at the quoted value of the shares at the date of issuance; the tax cost resulting from deduction renouncements, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense.

(b)         Property Acquisitions

In prior years, the Corporation recorded property acquisitions from related parties in exchange for common shares at the exchange amount, pursuant to Canadian GAAP. Under U.S. GAAP, these related party acquisitions are recorded at the seller’s carrying amount. The resulting differences in the recorded carrying amounts of the properties results in differences in depletion and amortization expense in subsequent years.

(c)          Ceiling Test

At December 31, 2005, the Corporation applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Corporation’s petroleum and natural gas properties.

For U.S. GAAP purposes, the ceiling test used December 31, 2005 prices of:

Gas (per thousand cubic feet)	$10.35 CDN

Oil and natural gas liquids (per barrel)	$66.25 CDN

The application of the test resulted in no reduction being in the carrying value of the Corporation’s petroleum and natural gas properties under either U.S. or Canadian GAAP for 2005.

 At December 31, 2004, the Corporation applied a ceiling test to its petroleum and natural gas properties using December 31, 2004 prices of:

Gas (per thousand cubic feet)	$6.35 CDN

Oil and natural gas liquids (per barrel)	$50.25 CDN

The application of the test resulted in a $10.0 million pre-tax reduction ($8.6 million after tax) in the carrying value of the Corporation’s petroleum and natural gas properties under U.S. GAAP. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Corporation’s petroleum and natural gas properties.

At December 31, 2003, the Corporation applied the ceiling test to its petroleum and natural gas properties using December 31, 2003 prices of:

Gas (per thousand cubic feet)	$6.10 CDN

Oil and natural gas liquids (per barrel)	$34.92 CDN

The application of the test resulted in a $34.1 million pre-tax reduction ($22.0 million after tax) in the carrying value of the Corporation’s petroleum and natural gas properties under U.S. GAAP. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Corporation’s petroleum and natural gas properties.

The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, amortization and accretion expenses in subsequent years.

(d)   Stock Based Compensation

Under U.S. GAAP, FAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As permitted by FAS 123, the Corporation elected to follow the intrinsic value method of accounting for stock-based compensation arrangements, as provided for in Accounting Principles Board (“APB”) Opinion 25. Since all options were granted with exercise prices equal to the market price when the options were granted, no compensation expense has been charged to income at the time of the option grants.

Effective January 1, 2004, the Corporation retroactively adopted the Canadian GAAP policy for “Stock Based Compensation”. This standard requires the Corporation to measure all stock based payments using the fair value method of accounting, and recognize the compensation expense over the vesting period of the related options with a corresponding increase in contributed surplus. This change has resulted in a U.S. GAAP difference and has reduced both the reported net loss and contributed surplus by $3,657,000 (2004 –$2,612,000, 2003 - $771,000) for the year ended December 31, 2005.

(e)                Asset Retirement Obligation

The Corporation adopted with retroactive application the U.S. GAAP policy for asset retirement obligations as of January 1, 2003  The change to the January 1, 2003 reported values were to increase: petroleum and natural gas properties by $888,000, asset retirement obligation by $632,000, future income tax liability by $109,000 and net loss by $147,000. This application did not have a significant impact on the Corporation’s earnings and did not impact the Corporation’s net loss per share. This policy was adopted under Canadian GAAP effective January 1, 2004 and as such, is no longer a reconciling item between Canadian GAAP and U.S. GAAP.

Additional U.S. GAAP Disclosures

FAS 133

At times the Corporation will use derivative financial instruments to manage commodity price exposure. Effective January 1, 2001 the Corporation adopted the provisions of FAS 133 which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. Gains or losses, including unrealized amounts, on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

For derivatives designated as fair value hedges, changes in the fair value are recognized in income together with changes in the fair value of the hedged item. For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in income. Any change in the fair value of the derivatives that is not effective in hedging the changes in future cash flows is included in income as they arise.

At December 31, 2005 and 2004 the Corporation did not have any derivative financial instruments that were not designated as fair value hedges.

FAS 123 (R)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS 123(R), “Share-based Payment”, which replaces FAS 123 and supersedes APB Opinion 25. FAS 123(R) requires compensation cost related to share-based payments be recognized in the financial statements and that the cost must be measured based on the fair value of the equity or liability instruments issued. Under FAS 123(R) all share-based payment plans must be valued using option-pricing models. FAS 123(R) is effective for the financial year beginning January 1, 2006. The Corporation has not yet determined what, if any impact this change will have on the reconciliation with U.S. GAAP

FIN 46- Accounting for Variable Interest Entities

In January 2003, the FASB issued Financial Interpretation 46 “Accounting for Variable Interest Entities” (“FIN 46”) that requires the consolidation of Variable Interest Equities (“VIEs”). VIEs are entities that have insufficient equity or their equity investors lack one or more of the specified elements that a controlling entity would have. The VIEs are controlled through financial interests that indicate control (referred to as “variable interests”). Variable interests are the rights or obligations that expose the holder of the variable interest to expected losses or expected residual gains of the entity. The holder of the majority of an entity’s variable interests is considered the primary beneficiary of the VIE and is required to consolidate the VIE. In December 2003 the FASB issued FIN 46R which superseded FIN 46 and restricts the scope of the definition of entities that would be considered VIEs that require consolidation. The Corporation does not believe FIN 46R results in the consolidation of any additional entities.

SAB 106

In September 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin 106 (“SAB 106”) regarding the application of FAS 143 by oil and gas producing entities that follow the full cost accounting method. SAB 106 states that after the adoption of FAS 143 the future cash flows associated with the settlement of asset retirement obligations that have been accrued on the balance sheet should be excluded from the computation of the present value of estimated future net revenues for purposes of the full cost ceiling test calculation. The Corporation excludes the future cash outflows associated with settling asset retirement obligations from the present value of estimated future net cash flows and does not reduce the capitalized oil and gas costs by the asset retirement obligation accrued on the balance sheet. Costs subject to depletion and depreciation include estimated costs required to develop proved undeveloped reserves and the associated addition to the asset retirement obligations. The adoption of SAB 106 in the fourth quarter of 2004 did not have a material effect on the results of the ceiling test or depletion, depreciation and amortization calculations.

FAS 153

In December 2004, the FASB issued FAS 153 which deals with the accounting for the exchanges of nonmonetary assets. FAS 153 is an amendment of APB Opinion 29. APB Opinion 29 requires that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. FAS 153 amends APB Opinion 29 to eliminate the exception from using fair market value for nonmonetary exchanges of similar productive assets and introduces a broader exception for exchanges of nonmonetary assets that do not have commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Corporation does not believe that the application of FAS 153 will have an impact on the financial statements.

PRESENTATION

There are different presentations between Canadian and U.S. GAAP which are as follows:

1)                                      No subtotal is permitted under U.S. GAAP within cashflow from operations on the statement of cashflows.

2)                                      Under U.S. GAAP, there is no difference between net income and other comprehensive income.